UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. __)

	Under the Securities Exchange Act of 1934


	Tractor Supply Company
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	892356106
	(CUSIP Number)







Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For IA
    [ ]  Rule 13d-1(c) For Partnership
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 892356106	SCHEDULE 13G	Page 2 of 5


1	Name of Reporting Person	Hoover Investment Management Co., LLC
	IRS Identification No. of Above Person	94-3287509

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				444,200

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				444,200

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	444,200

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.1%

12	Type of Reporting Person*

	OO, IA


CUSIP No. 892356106	SCHEDULE 13G	Page 3 of 5


Item 1(a).	Name of Issuer.

	Tractor Supply Company

Item 1(b).	Address of Issuer's Principal Executive Offices.

	320 Plus Park Blvd., Nashville, TN 37217

Item 2(a).	Names of Persons Filing.

	Hoover Investment Management Co., LLC

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	650 California Street, 30th Floor, San Francisco, CA  94108

Item 2(c).	Citizenship.

	Hoover Investment Management Co., LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	892356106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).



CUSIP No. 892356106	SCHEDULE 13G	Page 4 of 5


(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ] PARTNERSHIP

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of page two
(2), which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Hoover Investment Management Co., LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page two of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Hoover Investment Management Co., LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent Holding
Company.

	Not applicable.



CUSIP No. 892356106	SCHEDULE 13G	Page 5 of 5


Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

(a) By signing below, Hoover Investment Management Co., LLC certifies that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	February __, 2001

	Hoover Investment Management Co., LLC



	/s/ Irene G. Hoover
	________________________
	By:  Irene G. Hoover
	     Its Managing Member